10-18-2004 SECURITIES AND EXCHANGE COMMISSION 10/18/04

04013348

10/5/04

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OCT - 5 2004

# ANNUAL AUDITED REPORT
# FORM X-17A-5 A
# PART III

| SEC FILE NUMBER |
|---|
| 8-35271 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING August 1, 2003 AND ENDING July 31, 2004

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **ATEL Securities Corporation**

| OFFICIAL USE ONLY |
|---|
| 017229 |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

**600 California Street, Sixth Floor**
(No. and Street)

| San Francisco | California | 94108-2733 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Donald E. Carpenter** **(415) 989-8800**
(Area Code - Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 21 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

**Ernst & Young LLP**
(Name - *if individual, state last, first, middle name*)

| 555 California Street, Suite 1700 | San Francisco | California | 94104 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as a basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Donald E. Carpenter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ATEL Securities Corporation, as of July 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF California

COUNTY OF San Francisco

Signature

Chief Financial Officer

Title

Notary Public

JUDITH J. MURIO
Commission # 1446647
Notary Public - California
San Francisco County
My Comm. Expires Oct 21, 2007

This report ** contains(check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Stockholders' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to have existed since the date of the previous audit.
- ☒ (o) Report of Independent Public Accountants on Internal Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ATEL SECURITIES CORPORATION

Financial Statements And Supplemental Information for the Year Ended July 31, 2004
With Report And Supplementary Report Of Independent Auditors

ATEL SECURITIES CORPORATION

YEAR ENDED JULY 31, 2004

CONTENTS

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

## REPORT OF INDEPENDENT AUDITORS

Board of Directors
ATEL Securities Corporation

We have audited the accompanying statement of financial condition of ATEL Securities Corporation (the "Company") as of July 31, 2004, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATEL Securities Corporation at July 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

San Francisco, California
September 23, 2004

ATEL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

JULY 31, 2004

ASSETS

| | | |
|---|---|---|
| Cash | $ | 427,371 |
| Receivable from affiliate | | 183,384 |
| Total assets | $ | 610,755 |

LIABILITIES AND SHAREHOLDER'S EQUITY

| | | |
|---|---|---|
| Due to parent | $ | 156,736 |
| Shareholder's equity: | | |
| Common stock, no par; 100,000 shares authorized, 10,000 shares issued and outstanding | | 20,000 |
| Retained earnings | | 434,019 |
| Shareholder's equity | | 454,019 |
| Total liabilities and shareholder's equity | $ | 610,755 |

See accompanying notes.

ATEL SECURITIES CORPORATION

# STATEMENT OF INCOME

## YEAR ENDED JULY 31, 2004

| | |
|---|---|
| Income: | |
| Commissions | $ 6,258,964 |
| Other income | 12,088 |
| Total income | 6,271,052 |
| Expenses: | |
| Commissions to other broker dealers | 5,197,842 |
| Compensation to employees/wholesalers | 906,084 |
| Other | 11,486 |
| Total expense | 6,115,412 |
| Income before income taxes | 155,640 |
| Provision for income taxes | 56,789 |
| Net income | $ 98,851 |

# STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

## YEAR ENDED JULY 31, 2004

| | Common Stock | | | |
|---|---|---|---|---|
| | Number of Shares | Amount | Retained Earnings | Total |
| Balance, July 31, 2003 (restated) | 10,000 | $ 20,000 | $ 335,168 | $ 355,168 |
| Net income | - | - | 98,851 | 98,851 |
| Balance, July 31, 2004 | 10,000 | $ 20,000 | $ 434,019 | $ 454,019 |

See accompanying notes.

ATEL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED JULY 31, 2004

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 98,851 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Increase in receivable from affiliate | (41,333) |
| Decrease in due to broker / dealers | (127,690) |
| Increase in amount due to parent for operating expenses | 56,869 |
| Net cash used in operating activities | (13,303) |
| **Decrease in cash** | (13,303) |
| **Cash, beginning of year** | 440,674 |
| **Cash, end of year** | $ 427,371 |
| **Supplemental disclosure of cash flow information:** | |
| Cash paid to parent during the year for income taxes | $ - |

See accompanying notes.

ATEL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2004

**1. Organization:**

ATEL Securities Corporation (the "Company") was incorporated under the laws of the state of California on November 26, 1985. In February 1986, the Company was registered as a securities broker/dealer. The Company is a wholly owned subsidiary of ATEL Financial Services, LLC (the "Parent").

**2. Significant accounting policies:**

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Commission revenue and expense:

Commission revenue is recognized as the offerer accepts each subscription for interests in affiliated program units, after minimum funding levels are achieved. Commission expense, which the Company remits to broker/dealers, is recognized when the corresponding commission income is recognized.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash:

Cash includes cash balances at a financial institution in a standard non-interest bearing account.

**3. Net capital requirement:**

Under the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum "net capital," equivalent to the greater of $5,000 or 1/15th of "aggregate indebtedness," as those terms are defined by the Rules of the Securities Exchange Commission. Net capital at July 31, 2004 was $270,635, which exceeded minimum net capital requirements by $260,186. The Company had aggregate indebtness of $156,736 at July 31, 2004. The ratio of aggregate indebtedness to net capital was approximately 0.58 to 1.

ATEL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2004

**4. Related party transactions:**

The securities business of the Company is limited to acting as a broker for the sales of units of program interest for programs sponsored by the Parent. The Company receives all of its commission income, which is virtually all of the Company's revenue, from these sponsored programs. Amounts due from the sponsored programs are included in the Company's statement of financial condition under the caption "Receivable from affiliate."

Certain expenses related to the compensation of employees of the Parent and third party wholesalers are reimbursed by the Company and settled through the intercompany account. These expenses totaled $906,084 for the year ended July 31, 2004. These costs are directly related to the operations of the Company. Certain general and administrative services provided by the Parent are not reimbursed by the Company. The costs of these services approximate $8,000, and are all employee expense related.

For federal and state income tax reporting, the Company's taxable income is included in returns filed by the Parent. Accordingly, a share of federal and state income taxes is allocated to the Company by the Parent based upon effective tax rates of the Parent. The income tax liability (all currently payable) is settled through the intercompany account with the Parent.

**5. Regulatory requirements:**

In management's opinion, the Company was exempt from the provisions of the SEC's customer protection rule 15c3-3 for the year ended July 31, 2004, because it does not hold customer funds or securities.

ATEL SECURITIES CORPORATION

SUPPLEMENTAL INFORMATION

YEAR ENDED JULY 31, 2004

ATEL SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

JULY 31, 2004

| | |
|---|---|
| 1. Total ownership equity | $ 454,019 |
| 2. Deduct ownership equity not allowable for net capital | - |
| 3. Total ownership equity qualified for net capital | 454,019 |
| 4. Add: | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | - |
| B. Other (deductions) or allowable credits | - |
| 5. Total capital and allowable subordinated liabilities | 454,019 |
| 6. Deductions and/or charges | |
| A. Total non-allowable assets | (183,384) |
| B. Secured demand note deficiency | - |
| C. Commodity futures contracts and spot commodities - proprietary capital charges | - |
| D. Other deductions and/or charges | - |
| 7. Other additions and/or allowable credits | - |
| 8. Net capital before haircuts on securities positions | 270,635 |
| 9. Haircuts on securities: | |
| A. Contractual securities commitments | - |
| B. Subordinated securities | - |
| C. Options | |
| 1. Exempted securities | - |
| 2. Debt securities | - |
| 3. Options | - |
| 4. Other securities | - |
| D. Undue concentration | - |
| E. Other | - |
| 10. Net Capital | $ 270,635 |

ATEL SECURITIES CORPORATION

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

JULY 31, 2004

| | | |
|---|---|---|
| 11. Minimum net capital required: (6-2/3% of line 19) | $ | 10,449 |
| 12. Minimum Dollar Requirement | $ | 5,000 |
| 13. Net Capital requirement (greater of line 11 or 12) | $ | 10,449 |
| 14. Excess net capital | $ | 260,186 |
| 15. Excess net capital @ 1000% (net capital - 10% of Aggregate Indebtedness) | $ | 254,961 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| 16. Total Aggregate Indebtedness liabilities from Statement of Financial Condition | $ | 156,736 |
| 17. Add: | | |
| A. Drafts for immediate credit | | - |
| B. Market value of securities borrowed where no equivalent value is paid or credited | | - |
| C. Other unrecorded amounts | | - |
| 19. Total Aggregate Indebtedness | $ | 156,736 |
| 20. Ratio of Aggregate Indebtedness/Net Capital | | 0.58 |

OTHER RATIOS

| | |
|---|---|
| 21. Percentage of debt to debt equity | - |

*There were differences between this audited Computation of Net Capital and the corresponding schedule in the Company's unaudited July 31, 2004 Part II-A FOCUS filing.*

*Reconciliation with the Company's computation (included in Par II of form X-17A) as of July 31, 2004:*

| | | |
|---|---|---|
| *Net capital, as reported in Company's Part Ii (unaudited) Focus Report* | *$* | *274,203* |
| *Net audit adjustments* | *$* | *(3,568)* |
| *Net capital, per computation above* | *$* | *270,635* |

ATEL SECURITIES CORPORATION

EXEMPTIVE PROVISION UNDER RULE 15c3-3

JULY 31, 2004

25. If an exemption from Rule 15c3-3 is claimed, identify the section upon which such exemption is based

A. (k)(1) - $2,500 capital category as per Rule 15c3-1

B. (k)(2)(i) - "Special Account for Exclusive Benefit of Customers" maintained X

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)

| Clearing Firm SEC #s | Name | Product Code |
| --- | --- | --- |
| 8- ________ | ____________________ | ________ |
| 8- ________ | ____________________ | ________ |
| 8- ________ | ____________________ | ________ |
| 8- ________ | ____________________ | ________ |
| 8- ________ | ____________________ | ________ |

D. (k)(3) - Exempted by order of the Commission

ERNST & YOUNG

Ernst & Young LLP
Suite 1700
555 California Street
San Francisco, California 94104

Phone: (415) 951-3000
www.ey.com

# INDEPENDENT AUDITORS' SUPPLEMENTARY

# REPORT ON INTERNAL CONTROL

Board of Directors
ATEL Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of ATEL Securities Corporation (the "Company") for the year ended July 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons,
2. Recordation of differences required by Rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2004 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the National Association of Securities Dealers, Inc., the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP